UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Castor Maritime Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

Y1146L109
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1146L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Universe Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

66,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

66,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.99%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 3,318,112 common shares of the Issuer, par value $0.001 per share, (the “Shares”) issued and outstanding.

CUSIP No.	Y1146L109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maria Panagiotidi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

66,250*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

66,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.99%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Ms. Panagiotidi is the sole shareholder of Universe and she disclaims beneficial ownership of the 66,250 common shares except to the extent of her pecuniary, voting and dispositive interests in such common shares.
** Based on 3,318,112 common shares of the Issuer, par value $0.001 per share, (the “Shares”) issued and outstanding.

CUSIP No.	Y1146L109

Item 1.	(a).	Name of Issuer:

Castor Maritime Inc.

(b).	Address of issuer's principal executive offices:

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus

Item 2.	(a).	Name of person filing: Maria Panagiotidi and Universe Shipping Inc. (“Universe Shipping”).

	(b).	Address of Principal Business Office or, if none, Residence:

Universe Shipping Inc. Ifigeneias 17 2007, Nicosia, Cyprus

	(c).	Citizenship:

Maria Panagiotidi is a citizen of Greece. Universe Shipping is organized under the laws of the Marshall Islands.

(d).	Title of class of securities:

Common Stock, $0.001 par value per share

(e).	CUSIP No.:

Y1146L109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c); Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Universe Shipping Inc. ("Universe Shipping") is the beneficial owner of 66,250 Shares, which constitutes approximately 1.99% of the total number of Shares outstanding. Maria Panagiotidi is the sole shareholder of Universe Shipping. Ms. Panagiotidi disclaims beneficial ownership of the 66,250 common shares except to the extent of her pecuniary, voting and dispositive interests in such common shares.

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 66,250

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 66,250

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020
(Date)

UNIVERSE SHIPPING INC

By:	/s/ Savvas Polydorou
Name:	Savvas Polydorou
Title:	Sole Director

MARIA PANAGIOTIDI*
By:	/s/ Maria Panagiotidi

*	The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary, voting and dispositive interests therein.

JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G/A with respect to the shares of common stock of Castor Maritime Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13G/A, and any amendments hereto, jointly on behalf of each such party

February 6, 2020
(Date)

UNIVERSE SHIPPING INC

By:	/s/ Savvas Polydorou
Name:	Savvas Polydorou
Title:	Sole Director

MARIA PANAGIOTIDI
By:	/s/ Maria Panagiotidi